The Real Brokerage Expands Presence to Vermont

TORONTO & NEW YORK - September 28, 2023 -- The Real Brokerage Inc. (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, announced today that it is open for business in Vermont, increasing the company's presence to 49 states and the District of Columbia in the U.S. and four Canadian provinces.

"We are thrilled to launch in Vermont, which has led the nation in inbound movers for two years in a row1," Real Chairman and Chief Executive Officer Tamir Poleg said. "Real's tools, technology and culture of collaboration will be attractive to agents looking to differentiate themselves with clients and build long-term wealth, especially in today's low inventory market that is keeping sellers on the sidelines and pricing many buyers out."

Joining Real as Principal Broker in Vermont is Sandy Reavill. A long-time real estate investor and educator, Reavill went into residential real estate full-time when the pandemic closed schools. During her first year as an agent, she closed 61 transactions.

"As real estate professionals, we need to be more agile than ever before - clients are demanding it," Reavill said. "Real's technology platform which is all about increasing agent productivity will allow me to focus on what's most important, helping my clients find their dream homes."

Real's expansion to Vermont follows its launch in West Virginia last month and marks its fourth state opening in 2023.

1 According to United Van Lines' 46th annual National Movers Study.

About Real

The Real Brokerage Inc. (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 49 states, D.C., and four Canadian provinces with more than 12,000 agents. Additional information can be found on its website at www.onereal.com.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's ability to continue to expand its presence to additional locations.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221